UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 001-42687

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

XCF GLOBAL, INC.

Full Name of Registrant

Focus Impact BH3 NewCo, Inc.

Former Name if Applicable

2500 CityWest Blvd, Suite 150-138

Address of Principal Executive Office (Street and Number)

Houston, TX 77042

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XCF Global, Inc. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the “Q2 2025 Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company completed the reverse merger with New Rise SAF Renewables Limited Liability Company in January 2025 and New Rise Renewables, LLC in February 2025 and subsequently completed its business combination with Focus Impact BH3 Acquisition Company in June 2025. Due to the complexity of the various transactions combined with the requirement to engage a new independent registered public accounting firm, Grant Thornton LLP, the Company will not be able to file its Q2 2025 Form 10-Q on or before the prescribed due date of the Q2 2025 Form 10-Q.The Company has engaged additional accounting consulting support to ensure the Quarterly Report is completed as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Simon Oxley	(346)	630-4724
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

XCF GLOBAL, INC.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2025	By:	/s/ Simon Oxley
Simon Oxley
Chief Financial Officer